Exhibit 99.(d)

Morgan Stanley Private Markets and Alternatives Fund - Growth

Multiple Class Plan Pursuant to Rule 18f-3

This Multiple Class Plan (the “Plan”) is adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), effective as of May 28, 2026, on behalf of Morgan Stanley Private Markets and Alternatives Fund - Growth (the “Fund”).

A.            General Description of Classes that are Offered

As of the effective date of the Plan as set forth above, the Fund offers two (2) classes of interests (“Shares”) of beneficial interest: Class A Shares and Class I Shares. In addition, pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a Distribution and Service Plan (the “12b-1 Plan”) under which Shares of certain classes are subject to service and/or distribution fees. A general description of the fees applicable to each class of Shares is set forth below. Shares of one class of the Fund may be exchanged for or converted into Shares of another class of the Fund as set forth in the Fund’s prospectus or as otherwise permitted by the officers of the Fund.

1.	Class A. Class A Shares are sold at net asset value per Share without a sales charge and are subject to the minimum purchase requirements set forth in the Fund’s prospectus. Class A shares may be subject to a placement fee charged by the broker-dealer serving as the exclusive selling agent for the Fund. Class A Shares are entitled to services and subject to fees under the Fund’s 12b-1 Plan adopted with respect to Class A Shares, on the terms set forth in the Fund’s prospectus. Class A Shares have exclusive voting rights with respect to matters that exclusively affect Class A Shares and separate voting rights on any matter submitted to shareholders in which the interests of Class A Shares differ from the interests of any other class.

2.	Class I. Class I Shares are sold at net asset value per Share without a sales charge and are subject to the minimum purchase requirements set forth in the Fund’s prospectus. Class I Shares are not subject to the 12b-1 Plan. Class I Shares have exclusive voting rights with respect to matters that exclusively affect Class I Shares and separate voting rights on any matter submitted to shareholders in which the interests of Class I Shares differ from the interests of any other class.

B.            Expense Allocation of Each Class

All expenses incurred by the Fund will be allocated among its classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the 12b-1 Plan of that class (if any), shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

In addition to any fees under the 12b-1 Plan, each class of Shares may, by action of the Fund’s Board of Trustees (the “Board”) or its delegate, also pay a different amount of the following expenses:

1.	administrative and/or accounting or similar fees (each as described in the Fund’s prospectus, as amended or supplemented from time to time);

2.	legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectus and proxies;

3.	Blue Sky fees incurred by a specific class;

4.	Securities and Exchange Commission registration fees incurred by a specific class;

5.	expenses of administrative personnel and services required to support the shareholders of a specific class;

6.	Trustees’ fees incurred as a result of issues relating to a specific class;

7.	Auditor’s fees, litigation expenses, and other legal fees and expenses relating to a specific class;

8.	incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

9.	account expenses relating solely to a specific class;

10.	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

11.	any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’s receipt of services of a different kind or to a different degree than another class.

C.            Voting Rights

Each Share of the Fund entitles the shareholder of record to one vote. Shareholders of each class will vote separately as a class to approve any material increase in payments applicable to each class authorized under the 12b-1 Plan and on other matters for which class voting is required under applicable law. In addition, each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

D.            Waivers and Reimbursements

Fees and expenses may be waived or reimbursed by iCapital Fund Advisors LLC, the Fund’s investment adviser, or any other service provider. Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes.

E.            Income, Gains and Losses

Income and realized and unrealized capital gains and losses shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

The Fund may allocate income and realized and unrealized capital gains and losses to each Share based on relative net assets (settled Shares) of each class, as permitted by Rule 18f-3 under the 1940 Act.

F.            Dividends

Dividends paid by the Fund, with respect to its classes of Shares, to the extent any dividends are paid, will be calculated in the same manner, at the same time and will be in the same amount, except that any expenses relating to a class of Shares will be borne exclusively by that class.

G.            Class Designation

Subject to approval by the Board, the Fund may alter the nomenclature for the designations of one or more of its classes of Shares.

H.            Additional Information

This Plan is qualified by and subject to the terms of the then current registration statement for the applicable classes; provided, however, that none of the terms set forth in any such registration statement shall be inconsistent with the terms of the classes contained in this Plan. The registration statement for the Class A Shares and Class I Shares contains additional information about those classes and the Fund’s multiple class structure.

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